Exhibit 99.2

INTERCURE LTD.

PROXY FOR THE EXTRAODINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 28, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Alexander Rabinovitch, Chief Executive Officer, or failing him, and Amos Cohen, Chief Financial Officer, agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in InterCure Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on October 28, 2024 at 4:00 p.m. (Israel time) and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTERCURE LTD.

October 28, 2024, 4:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Ms. Lennie Michelson Grinbaum to our Board of Directors as an external director for a three-year term.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Lennie Michelson Grinbaum’s re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

2.	To re-elect Mr. Gideon Hirschfeld to our Board of Directors as an external director for a three-year term.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Gideon Hirschfeld’s re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

3.	To approve that Mr. Ehud Barak, our chairman to the Board of Directors, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

4.	To approve that Mr. David Salton, our independent director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

5.	To approve that Mr. Alon Granot, our non-executive director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

6.	To approve that Ms. Lennie Michelson Grinbaum, our external director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Ms. Lennie Michelson Grinbaum’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

7.	To approve that Mr. Gideon Hirshfeld our external director, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mr. Gideon Hirshfeld’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

8.	To approve the adoption of a new Compensation Policy of the Company for a period of three years commencing as of the Meeting date, in accordance with the requirements of the Companies Law and to ratify the adoption of a new clawback policy, as proposed within the Board of Directors resolution dated as of November 20, 2023, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s new Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the said resolution, as such terms are defined in the proxy statement other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.